Comera Life Sciences Holdings, Inc.

12 Gill Street

Suite 4650

Woburn, Massachusetts 01801

Tel: (617) 871-2101

June 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Comera Life Sciences Holdings, Inc.
Registration Statement on Form S-1
File No. 333-264686

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Comera Life Sciences Holdings, Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, June 24, 2022, or as soon as practicable thereafter.

Very truly yours,

COMERA LIFE SCIENCES HOLDINGS, INC.

Jeffrey S. Hackman

Chief Executive Officer

cc:	Loeb & Loeb LLP

•	Mitchell S. Nussbaum, Esq.

•	Janeane R. Ferrari, Esq.